

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.
347 Riverside Avenue
Jacksonville, FL 32202

      Re: Fidelity National Information Services, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 27, 2023
          File No. 001-16427

Dear James Kehoe:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation